Exhibit (a)(9)




                               ["IBM" LOGO]              Lead Story




           IBM executive John M. Thompson explains the merger to employees

          IBM, TIVOLI SYSTEMS ANNOUNCE MERGER AGREEMENT


     ARMONK, N.Y., January 31, 1996 . . . IBM and Tivoli Systems Inc. today announced that they have entered into a definitive merger agreement under which IBM will shortly commence a cash tender offer for Tivoli's shares at $47.50 per share. Tivoli, based in Austin, Texas, is a leading provider of systems management software and services that help customers reduce the cost and complexity of managing distributed client/server networks of personal computers and workstations.

     The directors and executive officers of Tivoli have agreed to sell their shares to IBM. The net cash cost of the transaction to IBM is expected to be $743 million, including the purchase of Tivoli's outstanding shares, the vesting of a portion of the employee stock options, fees and expenses, less Tivoli's current cash.


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     The merger will combine Tivoli's advanced technology with
IBM's host-based systems management products and global sales, service and support. Together, the companies will provide customers with the most comprehensive, open systems management solution in the industry for network-centric computing.

     Systems management software helps companies control their increasingly complex networks of PCs, workstations and host computers and the applications that run on them. Key functions performed by the software include network management, performance monitoring, problem determination, and administrative tasks such as new user authorization and software distribution.

     "As more and more customers exploit powerful computer networks for competitive advantage, the need for systems management products to operate and maintain these networks becomes critical," said IBM Chairman and Chief Executive Officer Louis V. Gerstner, Jr. "By combining our strengths, IBM and Tivoli can provide customers an unmatched line of systems management solutions and services that are open, easy to customize and scalable from small departments to the largest global enterprises. This transition greatly strengthens our position in the emerging network-centric computing opportunity."

     Johm M. Thompson, senior vice president and software group executive for IBM, said: "Tivoli is an exciting, high-growth company with an excellent set of object-oriented offerings for distributed, client/server environments. CEO Frank Moss and the


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Tivoli team have quickly extablished themselves as a key partner for enterprise customers due to their unparalleled expertise in this area. It is our intent that Frank lead our combined systems management efforts when this transaction is completed. With this merger, IBM and Tivoli will be uniquely positioned to provide customers with the complete set of tools and professional services they need to manage their network resources from the desktop, to the host, to the Internet."

     Tivoli CEO Frank Moss said: "Demand for distributed systems management products is exploding, and customers are enthusiastically adopting the Tivoli Management Environment*. IBM's global reach and complementary management products for hosts and networks will quickly allow us to achieve a worldwide leadership position.

     "Together with the Tivoli Board of Directors, I believe that this merger represents a terrific opportunity for our customers, our employees and our shareholders. On behalf of Tivoli's people, I look forwared to joining John Thompson and the IBM team to create the industry's premier systems and network management solution," Moss added.

     The Tivoli Management Environment, a set of systems and management applications used by Fortune 1000 companies, excels at providing a broad range of easy-to-use, automated systems management and administrative tools that simplify the management of widely dispersed UNIX* and PC clients and servers. IBM's


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flagship systems management product line, SystemView Series, provides extensive network control functions for managing host-based, UNIX and PC systems.

     IBM said that this merger, when completed, will result in a one-time charge against IBM's earnings. The charge primarily involves expensing, as called for by accounting requirements, of amounts assigned to research and development of Tivoli software that has not reached technological feasibility. The charge will be taked in the quarter in which the merger is completed. The specific amount of the charge cannot be determined at this time based on currently available information.


                              # # #



*   Tivoli and Tivoli Management Environment are trademarks of
    Tivoli Systems Inc. UNIX is a registered trademark in the Unites States and other countries licensed exclusively through X/Open Company Limited.





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[IBM LOGO]                                                     LEAD STORY


Dear Software Colleague:

Today, IBM and Tivoli Systems announced the signing of a merger agreement in which the shareholders of Tivoli will receive $47.50 per share of Tivoli common stock, a transaction expected to be worth about $743 million, which we will finance from our cash on hand.

Tivoli is an industry-leading developer of object-oriented software for distributed systems management. Assuming the Tivoli stockholders accept our offer, we have an exciting opportunity to catapult IBM and Tivoli to industry leadership in systems management. Let me try to put this opportunity in perspective.

Effective systems management has been identified by our customers as critical to their success as they rely increasingly on distributed client/server and network-centric computing to run their businesses. They need to automate systems operational control with sophisticated tools to reduce the cost of managing their information systems. The industry estimates the cost of managing a distributed or network-centric environment at triple the cost of managing a host environment. Customers also want solutions that work across multiple platforms and are able to grow and meet new requirements such as the Internet.

Because of these requirements, the worldwide opportunity for systems management is estimated today at $6 billion. Most of that opportunity - $5 billion - is in host-based management where IBM's SystemView has long been in a leader. However, growth in host-based management tools is limited.

The real growth opportunity lies in distributed systems management, which today is $1 billion, growing in excess of 30 percent. With SystemView for OS/2 and SystemView for AIX, we have begun to establish ourselves as providers of client/server software for systems management.

Tivoli, on the other hand, is the undisputed technical leader in the fast-growing distributed area and will be adding Internet solutions to their product line soon. Tivoli is recognized for innovative, easy-to-use, object-oriented tools for managing network applications and for an open, flexible architecture. Tivoli makes it easy for customers to administer network applications from a centralized console. The Tivoli Management Environment is built on object technology, and because it's open, it runs on a wide range of industry platforms such as Sun, HP and Windows NT. Tivoli also works with major application and database products such as SAP, PowerBuilder, Oracle, Informix and Sybase.

Together, IBM and Tivoli will be the only company in the industry that offers our customers fully-integrated, world-class, client/server systems management solutions. Combining our technologies will enable our mutual customers to greatly simplify and reduce the cost of managing their systems, networks and applications. And they will be able to take full advantage of the global reach and range of IBM's professional service support.

We have worked with Tivoli over the past several months and have found the Tivoli development and sales teams to be an entrepreneurial, innovative group with a product set that complements ours beautifully. Tivoli technology, product line and aggressive entrepreneurial spirit combined with the SystemView heritage will instantly provide our customers client/server systems management on multiple platforms.

This merger makes good business sense for both companies. Tivoli gets the full advantage of the global reach and range of IBM's marketing and service teams and the broad functionality of our enterprise systems management solutions. IBM takes a dramatic step forward in providing systems management solutions for distributed systems on multiple platforms including the Internet. And together, IBM and Tivoli can provide our worldwide customers with an end-to-end, integrate line of systems management products and solutions that are open, easy to customize, scalable from small departments to large enterprises and available on multiple industry platforms.

If the merger is approved, Frank Moss, CEO of Tivoli, will lead IBM's overall systems management efforts, reporting to me. As we work out the details, I will keep you informed. This is an exciting time for the IBM Software Group and for our customers. With Tivoli, we can reach our goal of becoming number one in the area of systems management.


John M. Thompson
Senior Vice President and Software Group Executive
IBM